09058271

SECURITI ON

SEC Mail Processing Section

FEB 27 2009

Washington, DC
106

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 048181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.G. Menk & Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7502 Connelley Drive Suite 104

(No. and Street)

Hanover	MD	21076
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Reznick Group PC

(Name – *if individual, state last, first, middle name*)

500 East Pratt Street, Suite 200	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Charles G. Menk, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C. G. Menk & Associates, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROL M. CIMINO
Notary Public
Baltimore County
Maryland
My Commission Expires Jan 9, 2012

Signature

President and CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

We have audited the accompanying statements of financial condition of C.G. Menk & Associates, Inc. as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.G. Menk & Associates, Inc. as of December 31, 2008 and 2007, and the results of its operations, the changes in stockholders' equity and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Baltimore, Maryland
February 21, 2009

C.G. Menk & Associates, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2008 and 2007

ASSETS

	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	$ 45,014	$ 57,324
Commissions receivable	3,417	2,963
Deposits and prepaid expense	1,977	1,969
Investment available for sale	7,413	14,940
Total current assets	57,821	77,196
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $30,924 and $26,887	5,250	9,287
Total assets	$ 63,071	$ 86,483

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
LIABILITIES	$ -	$ -
COMMITMENTS AND CONTINGENCIES	-	-
STOCKHOLDERS' EQUITY		
Common stock, $0.001 par value 500,000 authorized; 350,000 shares issued and oustanding in 2008 and 2007	350	350
Additional paid-in capital	340,745	340,745
Accumulated deficit	(280,637)	(264,752)
Accumulated other comprehensive income	2,613	10,140
Total stockholders' equity	63,071	86,483
Total liabilities and stockholders' equity	$ 63,071	$ 86,483

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31, 2008 and 2007

	2008	2007
Revenue		
Commissions	$ 185,684	$ 233,178
Interest income	204	333
Other income	10,647	35,271
Total revenue	196,535	268,782
Expenses		
Advertising	1,761	1,882
Consulting fees	117,224	144,530
Contributions	400	600
Depreciation	4,037	2,633
Dues and subscriptions	583	209
Insurance	1,337	1,387
Office expense	24,939	14,471
Postage and delivery	1,866	1,837
Professional fees	14,039	11,085
Rent	24,750	35,130
Repairs and maintenance	1,129	980
Stock compensation	-	32,130
Taxes and licenses	5,468	7,878
Telephone	6,870	6,307
Travel and entertainment	8,017	9,015
Total expenses	212,420	270,074
Net loss	$ (15,885)	$ (1,292)
Loss per common share	$ (0.05)	$ (0.00)

See notes to financial statements

CG Menk & Associates, Inc

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2008 and 2007

	Common stock		Additional paid-in capital	Accumulated deficit	Comprehensive income (loss)	Accumulated other comprehensive income	Total
	Shares	Amount					
Balance, December 31, 2006	300,000	$ 300	$ 334,330	$ (263,460)		$ 7,101	$ 78,271
Compensatory stock issued	75,000	75	32,055	-	$ -	-	32,130
Retirement Common stock	(25,000)	(25)	(25,640)				(25,665)
Comprehensive income							
Net income	-	-	-	(1,292)	(1,292)	-	(1,292)
Other comprehensive income							
Unrealized gain on securities, net	-	-	-	-	3,039	3,039	3,039
Total other comprehensive income					$ 1,747		
Balance, December 31, 2007	350,000	350	340,745	(264,752)		10,140	86,483
Comprehensive income							
Net loss	-	-	-	(15,885)	$ (15,885)	-	(15,885)
Other comprehensive income							
Unrealized loss on securities, net	-	-	-	-	(7,527)	(7,527)	(7,527)
Total other comprehensive income					$ (23,412)		
Balance, December 31, 2008	350,000	$ 350	$ 340,745	$ (280,637)		$ 2,613	$ 63,071

See notes to financial statements

C.G. Menk & Associates, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net loss	$ (15,885)	$ (1,292)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities		
Compensatory stock issuance	-	32,130
Depreciation	4,037	2,633
Changes in assets and liabilities		
(Increase) decrease in commissions receivable	(454)	17,043
(Increase) decrease in deposits and prepaid expense	(8)	1,362
Net cash (used in) provided by operating activities	(12,310)	51,876
Cash flows from investing activities		
Purchase of furniture and equipment	-	(10,084)
Net cash (used in) provided by investing activities	-	(10,084)
Cash flows from financing activities		
Purchase of treasury stock	-	(25,665)
Net cash used in financing activities	-	(25,665)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(12,310)	16,127
Cash and cash equivalents, beginning of year	57,324	41,197
Cash and cash equivalents, end of year	$ 45,014	$ 57,324

See notes to financial statements

NOTE 1 - ORGANIZATION

C.G. Menk & Associates, Inc. (the Company), a Delaware corporation, was formed on January 27, 1995, for the purpose of providing clients with customized financial solutions to their retirement and short-term asset protection needs. The services provided are for individual and institutional customers in the Mid-Atlantic region, and Ohio and related consulting services. The Company operates its broker/dealer business as an introducing firm only.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash Equivalents

All highly liquid debt instruments with an original maturity of three months or less are considered to be cash equivalents. The Company considers interest bearing money market accounts due on demand as cash equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. Commissions receivable are charged to bad debt expense when they are determined to be uncollectable based upon a periodic review of the accounts by management. Accounting principles generally accepted in the United States of America require that the allowance method be used to recognize bad debts; however, the effect of using the direct write-off method is not materially different from the results that would have been obtained under the allowance method.

Furniture and Equipment

Furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Accelerated methods are used for income tax purposes.

Investment Securities

Investments classified as available for sale are those debt securities intended to be held for an indefinite period of time but not necessarily to maturity. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as other comprehensive income. Realized gains or losses, determined on the basis of the cost or specific securities sold, are included in earnings.

Income Taxes

The stockholders of the Company have elected to be taxed in accordance with the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, in lieu of corporate income taxes, the individual stockholders are taxed on their proportionate share of the taxable income of the Company. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

Advertising

All costs associated with advertising are expensed in the year incurred.

Income per Common Share

Income per common share is based on net income divided by the weighted average number shares outstanding. Weighted average common shares outstanding as of December 31, 2008 and 2007 were 350,000 and 297,153 shares, respectively.

New Accounting Pronouncements

In June 2006, the FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes," an interpretation of FASB Statement No. 109. The effective date of FIN 48 was for fiscal years beginning after December 15, 2006. The effective date was delayed in 2007 and was delayed again in 2008 for nonpublic companies. The new effective date for FIN 48 for nonpublic companies is for fiscal years beginning after December 15, 2008. The Company has elected to defer application of FIN 48, as permitted by FSP FIN 48-3, "Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises," until 2009. The Company does not anticipate that the provisions of FIN 48 will have any significant impact on its financial statements. However, additional disclosures may be required of situations, if any, where the Company's tax positions are considered uncertain. Currently, the FASB is deliberating the manner and extent to which pass-through entities such as the Company will need to apply the provisions of FIN 48.

NOTE 3 - FURNITURE AND EQUIPMENT

Furniture and equipment at December 31, 2008 and 2007 are as follows:

	2008	2007
Furniture and fixtures	$ 4,731	$ 4,731
Leasehold improvements	5,859	5,859
Computer equipment	25,584	25,584
	36,174	36,174
Less accumulated depreciation	30,924	26,887
	$ 5,250	$ 9,287

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1, which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Under Rule 15c3-1, the Company is required to maintain net capital of not less than $5,000. The Company had net capital of $51,315 and $70,023 at December 31, 2008 and 2007, respectively, which satisfied the net capital requirements. The Company's ratio of aggregate indebtedness to net capital was 0.00 to 1 and 0.01 to 1 at December 31, 2008 and 2007, respectively.

NOTE 5 - INVESTMENT SECURITIES

The amortized costs, gross unrealized gains and fair value of securities available for sale are as follows:

	Amortized cost	Gross unrealized gains	Fair value
December 31, 2008			
Corporate Securities - shares	$ 4,800	$ 2,613	$ 7,413
December 31, 2007			
Corporate Securities - shares	$ 4,800	$ 10,140	$ 14,940

There were no gross realized gains or losses from sales of securities for the years ended December 31, 2008 and 2007.

NOTE 6 - CAPITAL STOCK

In August 2007, the Company tendered an offer to buy back up to 25,000 shares of existing capital stock outstanding. The offer invited current shareholders to sell their stock back to the Company within the offer's stated price range of $0.50 to $2.60 per share. As a result, the Company retired 25,000 shares of capital stock from six shareholders for a total of $25,665.

In December 2007, the Company issued 75,000 shares of capital stock to three existing shareholders as compensation for their management of the Company. In accordance with Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment," the Company is required to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of those instruments. As such, the compensatory shares issued were valued at $0.43 per share, for a total of $32,130, and is included in the Statements of Operations.

NOTE 7 - RELATED PARTY TRANSACTIONS

Consulting Fees

The owners and members of the Board of Directors of the Company received commissions in the amounts of $117,244 and $144,530 for the years ended December 31, 2008 and 2007, respectively. The amounts are included in consulting fees in the accompanying financial statements.

NOTE 8 - CONCENTRATION OF RISK

The Company has agreements with numerous independent mutual fund families to originate the purchase and sales of mutual funds for the Company's clients and agreements with numerous Variable Annuity Providers to support sales of Variable Annuity products. The owners of the Company are responsible for the majority of the revenue earned by the Company.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

A lease for a copier/printer was executed on December 8, 2005 by the Company. The lease calls for 36 monthly lease payments beginning January 2007 and will expire on December 2008.

The Company executed a new lease for a copier/printer in May 2008. The lease calls for 60 monthly payments and will expire in April 2013.

Total rental expense for the years ended December 31, 2008 and 2007 under the two leases, which is included in office expense, was $5,401 and $5,206, respectively

The Company executed a lease for postage equipment. Total rental expense under this lease, which was included in office expense, was $300 and $283 for the years ended December 31, 2008 and 2007, respectively.

The Company executed a new lease agreement for office space on March 5, 2007. The lease calls for 36 monthly lease payments beginning June 1, 2007 and will expire on May 31, 2010. Beginning on June 1, 2008, the base rent expense shall increase by 3% each year until termination of the lease. Total rental expense under the lease for the year ended December 31, 2008 and 2007 was $24,750 and $35,130 respectively.

Future minimum lease commitments for the operating lease as of December 31, 2008, are as follows:

	Equipment	Office space	Total
December 31, 2009	$ 3,964	$ 23,581	$ 27,545
2010	3,964	9,946	13,910
2011	3,964	-	3,964
2012	3,964	-	3,964
2013	1,132	-	1,132
	$ 16,988	$ 33,527	$ 50,515

SUPPLEMENTAL INFORMATION

C.G. Menk & Associates, Inc.

SCHEDULES OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION

Years ended December 31, 2008 and 2007

	2008	2007
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Liabilities included in aggregate indebtedness	$ -	$ -
COMPUTATION OF NET CAPITAL		
Total stockholders' equity from statements of financial condition	$ 63,071	$ 86,483
Less: Nonallowable assets		
Commissions receivable	(3,417)	(2,963)
Deposits and prepaid expense	(1,977)	(1,969)
Property and equipment	(5,250)	(9,287)
Net capital before haircuts on securities positions	52,427	72,264
Haircuts on securities		
Corporate securities - shares	(1,112)	(2,241)
Net haircuts on securities	(1,112)	(2,241)
Net capital	$ 51,315	$ 70,023
CAPITAL REQUIREMENTS		
Net capital required	$ 5,000	$ 5,000
Net capital in excess of requirements	46,315	65,023
Net capital, as shown above	$ 51,315	$ 70,023
Ratio of aggregated indebtedness to net capital	0 to 1	0 to 1

C.G. Menk & Associates, Inc.

RECONCILIATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

Years ended December 31, 2008 and 2007

	2008	2007
RECONCILIATION WITH COMPANY'S COMPUTATION		
Aggregate indebtedness, as reported in Company's Part IIA (Unaudited) Focus Report	$ -	$ -
Changes as noted during audit		
None noted	-	-
Aggregate indebtedness per schedule of computation of aggregate indebtedness and net capital	$ -	$ -
Net capital, as reported in Company's Part IIA (Unaudited) Focus Report	$ 51,315	$ 70,023
Net capital per schedule of computation of aggregate indebtedness and net capital	$ 51,315	$ 70,023

C.G. Menk & Associates, Inc.

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15c3-3

Years ended December 31, 2008 and 2007

The Company claims exemption under provisions of SEC Rule 15c3-3k(2)(i) and was in compliance with the conditions of such exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from SEC Rule 15c3-3.

C.G. Menk & Associates, Inc.

SIPC ASSESSMENT

Years ended December 31, 2008 and 2007

The Company, as a member of the Securities Investor Protection Corporation, has been assessed and has paid their $150 fee for the years ended December 31, 2008 and 2007.

Reznick Group

Reznick Group, P.C.
500 East Pratt Street
Suite 200
Baltimore, MD 21202-3100

Tel: (410) 783-4900
Fax: (410) 727-0460
www.reznickgroup.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholders
C.G. Menk & Associates, Inc.

In planning and performing our audits of the financial statements and supplementary schedules of C.G. Menk & Associates, Inc. for the years ended December 31, 2008 and 2007, we considered its internal control, including control activities for safeguarding assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the basic financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the regulations for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Reznick Group

Because of the inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a significant deficiency, either alone or aggregated with other significant deficiencies, in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities over safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 and 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Reznick Group, P.C.

Baltimore, Maryland
February 21, 2009

Reznick Group

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

C.G. MENK & ASSOCIATES, INC.

DECEMBER 31, 2008 AND 2007

C.G. Menk & Associates, Inc.

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